UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 29, 2014

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 29 January 2014 – On 31 October 2013, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 14.0 billion to be executed during a 12-month period beginning 31 January 2013.

Under the programme initiated 31 October 2013, Novo Nordisk has repurchased B shares for an amount of DKK 2.8 billion in the period from 31 October 2013 to 28 January 2014. The programme initiated 31 October 2013 is thereby concluded.

Since the announcement as of 20 January 2014, the following transactions have been made under the programme:

	Number of shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	12,458,055		2,438,511,600
20 January 2014	245,000	211.42	51,797,435
21 January 2014	245,000	213.52	52,311,249
22 January 2014	243,000	211.25	51,332,924
23 January 2014	243,000	210.70	51,200,246
24 January 2014	250,000	211.71	52,928,075
27 January 2014	245,000	207.26	50,779,631
28 January 2014	247,000	206.97	51,122,010
Accumulated under the programme	14,176,055		2,799,983,169

With the transactions stated above, Novo Nordisk owns a total of 107,640,025 treasury shares, corresponding to 3.9% of the share capital. The total amount of shares in the company is 2,750,000,000 including treasury shares.

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 4 / 2014

During the 12-month period beginning 31 January 2013 and ending 28 January 2014, Novo Nordisk has repurchased a total of 72,368,270 B shares equal to a transaction value of DKK 13,987,803,839. The DKK 14.0 billion share repurchase programme announced 31 January 2013 is hereby concluded.

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 37,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information
Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 4 / 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 29, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer